UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 13, 2026

Commission file number 001-40352

Genius Sports Limited

(Translation of registrant’s name into English)

Genius Sports Group

1st Floor, 27 Soho Square

London, W1D-3QR

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Director and Officer Share Purchases

Genius Sports Limited (the “Company” or “Genius”) today announced that certain members of the Company’s management team and Board of Directors, including Genius Co-Founder and Chief Executive Officer Mark Locke and Chairman Kenneth Kay, together with the Legend Founder, purchased an aggregate of approximately 1.4 million of the Company’s ordinary shares during the week ended February 13, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS SPORTS LIMITED

Date: February 13, 2026	By:	/s/ Mark Locke
	Name:	Mark Locke
	Title:	Chief Executive Officer